UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______________)

Blue Wireless & Data, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

096083100

(CUSIP Number)

Victor N. Goulet
One Daniel Burnham Court
#423
San Francisco, CA 94109
(415) 775-7667

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 20, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Cover page continued on next page)

Page 1 of 5 Pages

CUSIP No. 096083100	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Victor N. Goulet

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 16,043,000

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER 16,043,000

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,043,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.47%

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1(a).     NAME OF ISSUER.

Blue Wireless & Data, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

3001 Knox Street, Suite 401, Dallas, Texas, 75205

Item 2(a).     NAME OF PERSON.

Victor N. Goulet

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

One Daniel Burnham Court, #423, San Francisco, California, 94109

Item 2(c).     CITIZENSHIP.

United States of America

Item 2(d).     TITLE OF CLASS OF SECURITIES.

Common Stock

Item 2(e).     CUSIP NO.

096083100

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

[ ]	(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C 78o).

[ ]	(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

[ ]	(c)	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

[ ]	(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

[ ]	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

[ ]	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

[ ]	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

[ ]	(h)	A savings association as defined in Section 3(n) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

[ ]	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 89a-3).

[ ]	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Page 3 of 5 Pages

Item 4.     OWNERSHIP.

        The following information is provided as of May 27, 2005:

(a)	Amount Beneficially Owned:	16,043,000 shares

(b)	Percent of Class:	8.47%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	16,043,000

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	16,043,000

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Page 4 of 5 Pages

Item 10.     CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2005	/s/ Victor N. Goulet

Page 5 of 5 Pages